SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

XTF Advisors Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

110 Wall Street, 18th Floor

New York, NY 10005

TELEPHONE NUMBER:

(631) 470-2600

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Emile Molineaux

450 Wireless Blvd.

Hauppauge, NY 11788

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Hauppauge and State of New York on this 27th day of October, 2006.

ATTEST:	XTF Advisors Trust

/s/ Emile Molineaux	/s/ Andrew Rogers
By: Emile Molineaux, Secretary	By: Andrew Rogers, President